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SEC FILE NUMBER
8-

PART III

SEC Mail Processing

MAR 02 2021

Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chaffe Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 St Charles Ave
(No. and Street)

New Orleans (City) LA (State) 70170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vanessa Claiborne 504-524-1801 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Ste. 300 (Address) Covington (City) LA (State) 70433 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Vanessa Claiborne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chaffe Securities, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

MIRIAM W. HENRY
NOTARY PUBLIC
State of Louisiana
My Commission is issued for life.
La. Bar Roll No. 25090

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAFFE SECURITIES, INC.

Audit of Financial Statements

December 31, 2020

Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Chaffe Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chaffe Securities, Inc. (the Company) as of December 31, 2020, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Chaffe Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of Chaffe Securities, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2010.

Covington, LA
February 26, 2021

CHAFFE SECURITIES, INC.
Statement of Financial Condition
December 31, 2020

Assets		
Cash and cash equivalents	$	353,896
Accounts receivable		86,887
Prepaid expenses and other assets		15,474
Total Assets	$	456,257
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	73,586
Deferred tax liability		22,338
Total Liabilities		95,924
Stockholder's Equity		
Common Stock - $.65 Par Value		
10,000 Shares Authorized, Issued and Outstanding		6,500
Additional Paid-In Capital		357,475
Retained Earnings		(3,642)
Total Stockholder's Equity		360,333
Total Liabilities and Stockholder's Equity	$	456,257

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2020

Revenues		
Investment Banking	$	2,073,049
Total Revenues		2,073,049
Expenses		
Overhead Reimbursement to Parent		1,508,600
Management Fees		36,000
Legal and Professional Fees		140,668
Regulatory Fees		10,102
Other Operating Expenses		3,709
Total Expenses		1,699,079
Operating Income Before Income Tax		373,970
Income Tax		(93,309)
Net Income	$	280,661

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - December 31, 2019	$ 6,500	$ 357,475	$ (284,303)	$ 79,672
Net Income for the Year 2020	-	-	280,661	280,661
Balance - December 31, 2020	$ 6,500	$ 357,475	$ (3,642)	$ 360,333

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2020

Subordinated Liabilities - Beginning of Year	$	-
Increases		-
Decreases		-
Subordinated Liabilities - End of Year	$	-

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash Flows from Operating Activities		
Net income	$	280,661
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable		(86,887)
Decrease in prepaid expenses and other assets		26,346
Increase in accounts payable and accrued expenses		73,586
Decrease in due to related parties		(35,646)
Increase in deferred tax liability		22,338
Net cash provided by operating activities		280,398
Net Increase in Cash and Cash Equivalents		280,398
Cash and Cash Equivalents at Beginning of Period		73,498
Cash and Cash Equivalents, End of Period	$	353,896

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Business of the Company
Chaffe Securities, Inc. (the Company) is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, specializing in merger and acquisition transactions and advisory services. The Company is a wholly owned subsidiary of Chaffe & Associates, Inc. (the Parent). The Company was formed on October 13, 2009, pursuant to the general corporation laws of the state of Louisiana.

Revenue Recognition
The Company follows the guidance in FASB ASC 606, *Revenue from Contracts with Customers*, which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company earns investment banking revenue from private placements of securities and advisory fees generated in connection with mergers and acquisitions. Such revenue and fees are primarily recorded at a point in time when services for the transactions are completed and income is reasonably determinable, generally as set forth under the terms of the engagement. Payment for advisory services is generally due upon completion of the transaction. Retainer fees and fees earned from certain advisory services are recognized ratably over the service period as the customer receives the benefit of the services throughout the term of each contract, and such fees are collected based on the terms of each contract. All revenues in this audit period were fully earned upon completion of each related transaction.

The economic factors that affect the nature, amount, timing, and uncertainty of revenue and cash flows are primarily general demand for debt and equity offerings in the United States.

Receivables from Customers
Receivables relate to investment banking fees and are carried at the original invoice amount. The Company accounts for estimated credit losses on accounts receivable in accordance with FASB ASU 2016-13, *Financial Instruments – Credit Losses* which requires that management estimate and immediately recognize credit losses expected to occur over the contractual life of these assets. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2020, there was no allowance for doubtful accounts.

Note 1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

Accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an entity in its tax returns that might be uncertain. The Company believes that it has appropriate support for any tax positions taken, and management has determined that there are no uncertain tax positions that are material to the financial statements.

Penalties and interest assessed by income taxing authorities, if any, would be included in income tax expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management estimated 2020 federal and state income tax expense. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application, including an exception to the incremental approach for intraperiod tax allocations when there is a loss from continuing operations and income or a gain from other items and including an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year, among other guidance. This guidance is effective for public entities for fiscal years beginning after December 15, 2020, and for interim periods within those fiscal years. The guidance is not expected to have an impact on its financial statements.

Note 2. Related Party Transactions

The Company is managed by its Parent. The Company paid Chaffe & Associates, Inc. management fees totaling $36,000 and reimbursed expenses totaling $1,508,600 during the year ended December 31, 2020.

Note 3. Income Taxes

Components of income tax expense for the year ended December 31, 2020, are as follows:

Current	$	70,972
Deferred		22,337
Total	$	93,309

The effective tax rate for the year ended December 31, 2020, was 25%. Current year income tax expense is calculated by applying the U.S. federal rate of 21% and the Louisiana graduated rate scale to income net of accounts receivable before income tax expense. Deferred income taxes are calculated by applying the same method to uncollected accounts receivable as of December 31, 2020.

The Company is consolidated with its Parent for U.S. federal income tax return purposes, and files a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2017, are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

As of December 31, 2020, the Company had no uncertain tax positions.

Note 4. Significant Customers

During the year ended December 31, 2020, three customers accounted for 95% of revenue and the amount was paid in full as of year-end. As of December 31, 2020, there were $86,887 in receivables due from other customers.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $257,972, which was $251,577 in excess of its required net capital of $6,395. The Company's Aggregate Indebtedness to Net Capital ratio was 0.37 to 1.0 at December 31, 2020.

Note 6. Commitments and Contingencies

The emergence of the coronavirus pandemic in the first quarter of 2020 introduced an unprecedented degree of uncertainty into the Company's business and the global economy in general. The Company has found its business to be reasonably resilient to date. The widespread restriction of movements of staff has resulted in contingency plans being activated successfully and all staff are continuing to work remotely which, to date, has seen uninterrupted continuity of business activities. The Company does not have any material concerns regarding its ability to continue operations.

Note 6. Commitments and Contingencies (continued)

The Company had no undisclosed commitments or contingencies as of December 31, 2020 through February 26, 2021, the date these financial statements were available to be issued.

Note 7. Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 26, 2021 the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

CHAFFE SECURITIES, INC.
Supplementary Information
December 31, 2020

Schedule I
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

Net Capital		
Total stockholder's equity	$	360,333
Less non-allowable assets:		
Accounts receivable		86,887
Prepaid expenses		15,474
Net capital before haircuts on securities positions		257,972
Haircuts on securities positions		-
Net capital	$	257,972
Aggregate Indebtedness	$	95,924
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	6,395
Excess net capital	$	251,577
Net capital in excess of 120% of required net capital	$	250,298
Ratio of aggregate indebtedness to net capital		.37 to 1

Statement Pursuant to Rule 17a-5(d)(4)
There were no material differences between the Company's unaudited Form X-17a-5 as of December 31, 2020 and the Company's audited financial statements as of December 31, 2020.

CHAFFE SECURITIES, INC.
Supplementary Information
December 31, 2020

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Chaffe Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers that would require a computation or determination of reserve requirements under Rule 15c3-3 as of, and for the year ended December 31, 2020.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Chaffe Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers that would require a computation or determination of reserve requirements under Rule 15c3-3 as of, and for the year ended December 31, 2020.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Chaffe Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers that would require a schedule of segregation requirements and funds in segregation for customers' regulated commodities futures and options accounts under Rule 15c3-3 as of, and for the year ended December 31, 2020.

CHAFFE SECURITIES, INC.
EXEMPTION REPORT

Chaffe Securities Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (a) private placements of securities, and (b) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other brokers. The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

3) Chaffe Securities Inc. stated that Chaffe Securities Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

I, Vanessa Brown Claiborne, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sign: VBClaib Date: 2-26-21

Vanessa Brown Claiborne
FINOP/CFO
Chaffe Securities Inc.
201 ST. CHARLES AVENUE, SUITE 1410
NEW ORLEANS, LA 70170-1410
SEC filing # 8-68433
Firm ID # 152172

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors
Chaffe Securities, Inc.

We have reviewed management's statements, included in the accompanying Chaffe Securities, Inc. Exemption Report, in which Chaffe Securities, Inc. (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placements of securities and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to (1) private placements of securities and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did no carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 26, 2021